UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        MEDIALINK WORLDWIDE INCORPORATED
          -------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    58445P105
          -------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58445P105                13G                      Page 2 of 7 Pages

     1.   Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
          (entities only):    American Research & Development II, L.P.
                              04-2872618

     2.   Check the Appropriate  Box if a Member of a Group (See  Instructions)
          (a)
          (b)             Not applicable.

     3.   SEC Use Only

     4.   Citizenship or Place of Organization:  Delaware


          NUMBER OF SHARES                        5.   Sole Voting Power
                                                       -0-
          BENEFICIALLY                            6.   Shared Voting Power
                                                       -0-
          OWNED BY EACH                           7.   Sole Dispositive Power
                                                       -0-
          REPORTING PERSON                        8.   Shared Dispositive Power
                                                       -0-
          WITH

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          -0-

     10.  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)                       [  ]

     11.  Percent of Class Represented by Amount in Row (9)
          -0-

     12.  Type of Reporting Person (See Instructions)  PN

CUSIP NO. 58445P105                13G                      Page 3 of 7 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                        MEDIALINK WORLDWIDE INCORPORATED
                                (Name of Issuer)



                                   Item 1(a)
                                   ---------

Name of Issuer:  Medialink Worldwide Incorporated


                                   Item 1(b)
                                   ---------

Address of Issuer's Principal Executive Offices: 708 Third Avenue, New York, New York 10017.

                                   Item 2(a)
                                   ---------

Name of Person Filing:  American Research & Development II, L.P.


                                   Item 2(b)
                                   ---------

Address of Principal Business Office or, if none, Residence: 30 Federal Street, Boston, MA 02110-2508


                                   Item 2(c)
                                   ---------

Place of Organization:  Delaware

                                   Item 2(d)
                                   --------

Title of Class of Securities:  Common Stock

CUSIP NO. 58445P105                13G                      Page 4 of 7 Pages


                                   Item 2(e)
                                   ---------

CUSIP Number:  58445P105

                                   Item 3
                                   ------

         If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

          (a)  [ ] Broker or Dealer registered under Section 15 of the Act

          (b)  [ ] Bank as defined in section 3(a)(6) of the Act

          (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under section 8 of the Investment Company Act

          (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

          (h)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

                              Not applicable.


                                   Item 4
                                   ------

Ownership:

          (a)  Amount Beneficially Owned:
               -0-
               ...............................................................

          (b)  Percent of Class:
               -0-
               ...............................................................

CUSIP NO. 58445P105                13G                      Page 5 of 7 Pages


          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote................-0-
               (ii)  shared power to vote or to direct the vote..............-0-
               (iii) sole power to dispose or to direct the disposition of...-0-
               (iv)  shared power to dispose or to direct the disposition of.-0-

                                   Item 5
                                   ------

Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         The Reporting Person had beneficial ownership of 595,070 shares, 19.5%, of the Issuer prior to the Issuer's initial public offering which had an effective date of January 29, 1997 (Reg. No. 333-14119). On February 4, 1997, the Reporting Person, as a selling shareholder, sold 50,000 shares, pursuant to the exercise of an over-allotment option by the Underwriters. Its beneficial ownership after the over-allotment exercise was 10.8%. On May 5, 1997, the Reporting Person made a distribution of all its beneficially owned shares to its partners.

                                   Item 6
                                   -------

Ownership of More than Five Percent on Behalf of Another Person.

                              Not applicable.


                                   Item 7
                                   ------

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                              Not applicable.

CUSIP NO. 58445P105                     13G                 Page 6 of 7 Pages



                                   Item 8
                                   ------

Identification and Classification of Members of the Group.

                                 Not applicable.


                                   Item 9
                                   ------

Notice of Dissolution of Group.

                                 Not applicable.


                                   Item 10
                                   -------

Certification:

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 5, 1998

                                        American Research & Development II, L.P.

                                        By:  ARD Master, L.P.

                                        By:  Phoenix Ventures Partners, Inc.,
                                             General Partner

                                        By:  /s/Harold Finelt
                                             ----------------------------------
                                             Vice President